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Exhibit 12.1

INVITAE CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

					For the three months ended March 31, 2016
	For the years ended December 31,
	2012	2013	2014	2015
Earnings (deficiency):
Net loss before provision for income taxes	$(8,602)	$(24,838)	$(47,492)	$(89,782)	$(25,590)
Fixed charges, as calculated below	73	262	330	779	331

Earnings (deficiency)	$(8,529)	$(24,576)	$(47,162)	$(89,003)	$(25,259)

Fixed charges:
Interest expense	$29	$56	$61	$207	$82
Amortization of debt issuance cost	—	—	—	4	2
Estimated interest portion of rental expense	44	206	269	568	247

Total fixed charges	$73	$262	$330	$779	$331

Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)
Our earnings were inadequate to cover fixed charges for the years ended December 31, 2012, 2013, 2014, 2015 and the three months ended March 31, 2016 by $8.6 million, $24.8 million, $47.5 million, $89.8 million and $25.6 million, respectively.

        For the periods presented above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the table above.

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  Exhibit 12.1
INVITAE CORPORATION STATEMENT REGARDING COMPUTATION OF RATIOS (in thousands)